EXHIBIT 1
Item 7 Information on the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company

The Common Stock reported as beneficially owned by the Reporting Person in this Schedule 13G was acquired by a subsidiary of the Reporting Person, k1 Ventures (HK) Limited (the "Sub"). The address of Sub's principal business office is 26th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The Sub is organized under the laws of Hong Kong.